

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

April 8, 2011

Gregory B. Maffei
Chief Executive Officer
Liberty Media Corp.
12300 Liberty Boulevard
Englewood, CO 80112

> **Re:  Liberty Media Corp.**
> **Annual Report on Form 10-K for year ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-33982**

Dear Mr. Maffei:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Kathleen Krebs

<u>for</u>  Larry Spirgel
Assistant Director

cc:  Renee L. Wilm
Baker Botts L.L.P.
Via facsimile: (212) 259-2503